This document contains a financial summary and financial statements translated from the original Japanese version, for convenience only.

Consolidated Financial Results for the First Quarter of Fiscal Year 2017 [IFRS]

August 9, 2017

Company name:	JXTG Holdings, Inc.	Stock Exchange Listings: Tokyo and Nagoya
Code number:	5020	URL: http://www.hd.jxtg-group.co.jp/
Representative:	Yukio Uchida	Representative Director, President
Contact person:	Tatsuya Higurashi	Group Manager, Investor Relations Group, Finance & Investor Relations Department Telephone: +81-3-6257-7075
Scheduled date of filing of Quarterly Securities Report:  August 10, 2017
Scheduled date of commencement of dividend payments:  -
Supplemental materials for the quarterly financial results:  Yes
Quarterly financial results presentation:  Yes (for institutional investors and analysts)

(Amounts of less than ¥1 million are rounded off.)

1. Consolidated Results for the First Quarter of FY2017 (From April 1, 2017 to June 30, 2017)
(1) Operating Results	(Percentage figures represent changes from the same period in the previous fiscal year.)
	Revenue		Operating profit		Profit before tax		Profit attributable to owners of the parent		Total comprehensive income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q of FY2017	2,225,217	45.4	45,025	18.9	38,045	(13.4)	19,012	(27.8)	24,733	-
1Q of FY2016	1,530,859	-	37,864	-	43,942	-	26,349	-	(94,810)	-

	Basic profit per share	Diluted profit per share
	Yen	Yen
1Q of FY2017	5.56	-
1Q of FY2016	10.60	-

(2) Financial Position
	Total assets	Total equity	Total equity attributable to owners of the parent	Equity ratio attributable to owners of the parent
	Millions of yen	Millions of yen	Millions of yen	%
1Q of FY2017	8,060,594	2,639,223	2,212,359	27.4
FY2016	6,792,892	2,140,288	1,707,194	25.1

Note:
Amounts in 1Q of FY2016 and FY2016 are the consolidated results of JX Holdings, Inc.
The percentage figures of 1Q of FY2016, which represent changes from the same period in the previous fiscal year, are not shown.

2. Dividends
	Annual cash dividends per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	-	8.00	-	8.00	16.00
FY2017	-
FY2017 (Forecast)		9.00	-	9.00	18.00
Note:	Revision to the most recent dividend forecast: No

3. Forecasts of Consolidated Results for Fiscal Year 2017 (From April 1, 2017 to March 31, 2018)
(Percentage figures are changes from the amount for the corresponding period in the previous fiscal year.)
	Revenue		Operating profit		Profit before tax		Profit attributable to owners of the parent		Basic profit per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
First half of FY2017	4,900,000	-	165,000	-	152,000	-	85,000	-	24.87
FY2017	10,000,000	42.3	350,000	29.1	325,000	30.5	200,000	33.3	58.52
Note:	Revision to the most recent consolidated earnings forecast: No

—	There is no change to the forecasts of consolidated results for the first half of FY2017 and for FY2017 that were announced in Consolidated Financial Results for FY2016 issued on May 12, 2017.

—
The percentage figures of the first half of FY2017, which represent changes from the same period in the previous fiscal year, are not shown.  Regarding the forecasts of consolidated results for FY2017, the percentage changes from the actual results of JX Holdings, Inc. for FY2016 are shown.

—	The forecasts of the results for the first half of FY2017 and for FY2017 are not affected by the inventory valuation factors.*

Operating profit excluding inventory valuation factors:
Forecasts for FY2017:	350,000 million yen (percentage change from the previous fiscal year: 148.1%)
(Reference) Actual results for FY2016:	141,100 million yen

(*) The impact of inventory valuation on the cost of sales by using the weighted-average method and by writing down the book value.

Explanatory Notes
(1)	Changes in the number of material subsidiaries during the term under review : None
Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.

(2)	Changes in accounting policies and in accounting estimates
(i)	Changes in accounting policies required by the IFRS: None
(ii)	Changes in accounting policies other than (i) above : None
(iii)	Changes in accounting estimates : None

(3)	Number of shares issued (Common stock)
(i)	Number of issued shares at the end of the period (including treasury stocks)
First Quarter of FY2017 ended June 30, 2017:  3,426,916,549 shares
FY2016 ended March 31, 2017:  2,495,485,929 shares

(ii)	Number of treasury stocks at the end of the period
First Quarter of FY2017 ended June 30, 2017:  9,302,674 shares
FY2016 ended March 31, 2017:  9,200,226 shares

(iii)	Average number of shares issued during the period
First Quarter of FY2017 ended June 30, 2017:  3,417,630,640 shares
First Quarter of FY2016 ended June 30, 2016:  2,486,357,505 shares

●	This report is not subject to the quarterly review procedures.

●	Explanation regarding appropriate use of forward-looking statements on results, and other specific comments
This material contains forward-looking statements; however, actual results may differ materially from those reflected in such forward-looking statements, due to various factors, including the following:
(1) changes in macroeconomic conditions and changes in the competitive environment in the energy, resources and materials industries; (2) revisions to laws and strengthening of regulations; and (3) litigation and other similar risks.

Table of Contents for the Attached Materials

1.	Qualitative Information regarding the Quarterly Results
	(1)	Explanations regarding Operating Results	2
	(2)	Explanations regarding Financial Position	4
2.	The Corporate Group		5
3.	Summary of Quarterly Consolidated Financial Statements and Major Explanatory Notes Thereto
	(1)	Summary of Quarterly Consolidated Statements of Financial Position	6
	(2)	Summary of Quarterly Consolidated Statements of Profit or Loss and Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss	8
	(3)	Summary of Quarterly Consolidated Statements of Changes in Equity	10
	(4)	Explanatory Notes to the Summary of Quarterly Consolidated Financial Statements	12
		(Notes on the Assumption of a Going Concern)	12
		(Equity and Other Equity Items)	12
		(Segment Information)	12

—	JXTG Holdings, Inc. (the “Company”) is to give a presentation for the investors over a teleconference as follows.
Any materials and other relevant information to be used in this presentation will be posted on the Company’s website concurrently with the announcement of the financial results.
Wednesday, August 9, 2017:  presentation of the financial results for the institutional investors and analysts.

—
From time to time, the Company gives presentations on its business activities and business results for individual investors, in addition to the presentation above.  Please refer to the Company’s website for the schedule and other relevant information.

1.	Qualitative Information regarding the Quarterly Results

JX Holdings, Inc. integrated its business with TonenGeneral Sekiyu K.K. to become JXTG Holdings, Inc. on April 1, 2017.

(1)	Explanations regarding Operating Results

Overview

During the consolidated cumulative first quarter (from April 1, 2017 to June 30, 2017), the overall global economy continued to moderately recover because personal consumption remained steady due to improvements in the employment situation in the U.S. and Europe, and because there were signs of recovery in China, where the economy had been slowing down.

The Japanese economy continued a tendency toward a modest recovery that reflected the improvements in corporate earnings.

The crude oil (Dubai crude oil) price during the same period as stated above has come to be in a falling trend, due partly to the trend of increasing production in some oil-producing countries, resulting in a decrease from $52 per barrel at the beginning of the period to $45 at the end of the period, with an average of $50 for the period, an increase of $7 from the same period of the previous fiscal year.

The copper price in international markets (the price on the London Metal Exchange (the “LME”)) started at 264 cents per pound at the beginning of the period, and the price tentatively fell down to 248 cents.  However, as a result, the copper price was 268 cents at the end of the period, with an average of 257 cents for the period, an increase of 42 cents from the same period of the previous fiscal year.

The Japanese yen against the U.S. dollar, which started at 111 yen at the beginning of the period, has depreciated.  However, after that, the Japanese yen started to appreciate, resulting in 112 yen at the end of the period, with an average of 111 yen for the period, which was 3 yen lower than the same period of the previous fiscal year.

Under these conditions, for the consolidated cumulative first quarter, revenue increased 45.4% from the same period of the previous fiscal year, to 2,225.2 billion yen, and operating profit was 45.0 billion yen (37.9 billion yen in the same period of the previous fiscal year).  Excluding inventory valuation factors (the impact of inventory valuation on the cost of sales by using the weighted-average method and by writing down the book value), operating profit amounted to 73.6 billion yen (30.0 billion yen in the same period of the previous fiscal year).

As a result of deducting net finance income and finance costs of 7.0 billion yen, profit before tax amounted to 38.0 billion yen (43.9 billion yen in the same period of the previous fiscal year).  After deducting income tax expenses of 18.0 billion yen, profit amounted to 20.1 billion yen (28.4 billion yen in the same period of the previous fiscal year).

Further, the breakdown of profit consists of profit attributable to owners of the parent of 19.0 billion yen, and profit attributable to non-controlling interests of 1.0 billion yen.

(For reference)

The comparison with the figures, after adding the consolidated results of TonenGeneral Sekiyu K.K. in the same period of the previous fiscal year, is as follows:

Revenue increased 10.3% from the same period of the previous fiscal year to 2,225.2 billion yen, operating profit amounted to 45.0 billion yen (65.6 billion yen in the same period of the previous fiscal year), and excluding inventory valuation factors, operating profit amounted to 73.6 billion yen (35.5 billion yen in the same period of the previous fiscal year).

The overview of our operating results by segment is as outlined below.

Energy

Regarding the petroleum products business, the domestic demand for petroleum products has decreased, due not only to the advances in reduction of fuel consumption of automobiles and fuel conversion of electric power, but also to the effect of resumption of the operations of nuclear power plants.  Further, the domestic petroleum products market has remained steady, reflecting the reduction of redundant refinery facilities implemented at the end of March, 2017 in response to the second public notice of the Act Concerning Sophistication of Energy Supply Structures.

Regarding the petrochemical products business, despite the downturn of the paraxylene market conditions compared with the same period of the previous fiscal year, the benzene market conditions remained strong.

Further, an accounting loss from inventory valuation factors of 29.8 billion yen was generated due to the decrease in the crude oil price.

Under these conditions, in the Energy business, for the consolidated cumulative first quarter, revenue amounted to 1,869.4 billion yen, an increase of 54.4% from the same period of the previous fiscal year, and operating profit amounted to 22.5 billion yen (33.8 billion yen in the same period of the previous fiscal year).  Excluding inventory valuation factors, operating profit amounted to 52.3 billion yen (25.2 billion yen in the same period of the previous fiscal year).

(For reference)

The comparison with the figures, after adding the consolidated results of TonenGeneral Sekiyu K.K. in the same period of the previous fiscal year, is as follows:

Revenue increased 10.1% from the same period of the previous fiscal year to 1,869.4 billion yen, operating profit amounted to 22.5 billion yen (61.5 billion yen in the same period of the previous fiscal year), and excluding inventory valuation factors, operating profit amounted to 52.3 billion yen (30.7 billion yen in the same period of the previous fiscal year).

Oil and Natural Gas Exploration and Production (E&P)

Although projects, which have newly commenced production, have contributed to an increase in production volume, crude oil and natural gas production volume decreased from the same period of the previous fiscal year partly as a consequence of natural decline in production from the other oil fields and gas fields.  The sales prices of crude oil and natural gas increased from the same period of the previous fiscal year, reflecting the conditions of the crude oil market.

As to the development and production business, in April 2017, as part of a project to increase crude oil production that we are promoting in Texas, U.S., we commenced increase of the crude oil production through the EOR (Enhanced Oil Recovery) that utilizes CO2.  In May 2017, we commenced commercial gas production at Layang Field in Block SK10 offshore Sarawak, Malaysia, in which we hold participating interests as an operator.

Under these conditions, in the Oil and Natural Gas E&P business, for the consolidated cumulative first quarter, revenue amounted to 33.7 billion yen, an increase of 25.9% from the same period of the previous fiscal year.  Operating profit amounted to 3.1 billion yen (a loss of 9.4 billion yen in the same period of the previous fiscal year).

Metals

With regard to the resource development business, our profit/loss improved from the same period of the previous fiscal year, partly because the copper price increased from the same period of the previous fiscal year.  Operation at the Caserones Copper Mine in Chile was suspended in May 2017, during the winter season in Chile, for approximately 20 days due to heavy snow and strong wind.  Continuing from last year, with the support of a consulting firm, we have endeavored to improve the results of the production and to reduce costs.

With regard to the copper smelting and refining business, the electrolytic copper price (copper price quotes) exceeded the level of the same period of the previous fiscal year, due to the impact of weaker yen and the increase in the LME copper price.  The sales volume of electrolytic coppers decreased from the same period of the previous fiscal year, due primarily to a decrease in exports.  Further, while the conditions for purchasing copper concentrate deteriorated compared with the same period of the previous fiscal year, the sulfuric acid sales price increased due to improved market conditions.

With regard to the electronic materials business, the sales volume of our products generally exceeded the volume of the same period of the previous fiscal year due primarily to an expansion in demand for the products in the IT industry, such as for smartphones and servers.

With regard to the recycling and environmental services business, the collection volume of recyclable raw material decreased from the same period of the previous fiscal year primarily as a consequence of increased competition in collection.

With regard to the titanium business, the sales volume of titanium metal products, especially in domestic markets, increased from the same period of the previous fiscal year.  Further, the sale of specialty & performance chemical products remained in good shape.

Under these conditions, in the Metals business, for the consolidated cumulative first quarter, revenue amounted to 224.9 billion yen, an increase of 10.3% from the same period of the previous fiscal year.  Operating profit amounted to 8.3 billion yen (1.3 billion yen in the same period of the previous fiscal year).

Other

In other business activities, for the consolidated cumulative first quarter, revenue amounted to 110.7 billion yen, an increase of 9.0% from the same period of the previous fiscal year, and operating profit amounted to 7.7 billion yen (8.8 billion yen in the same period of the previous fiscal year).

With respect to the construction business, despite the recovery in business investment and the increased reliability of public investment, we continued to confront a difficult operating environment embodied by the fact that the trends (including demand and supply of labor as well as the price of raw materials) continue to require careful monitoring.  Under these conditions, we have endeavored to obtain orders based on our technological superiority, and to strengthen the sales of products—such as asphalt mixtures—as well as to reduce costs and increase operational efficiency.

Revenues of each segment specified above include the inter‑segment revenue of 13.4 billion yen (12.2 billion yen in the same period of the previous fiscal year).

(2)	Explanations regarding Financial Position

(i)	Assets:	The total assets as of the end of this first quarter amounted to 8,060.6 billion yen, an increase of 1,267.7 billion yen from the end of the previous fiscal year.

(ii)	Liabilities:
The total liabilities as of the end of this first quarter amounted to 5,421.4 billion yen, an increase of 768.8 billion yen from the end of the previous fiscal year.  The balance of interest-bearing debts amounted to 2,592.4 billion yen, an increase of 159.8 billion yen from the end of the previous fiscal year.

(iii)	Equity:	The total equity as of the end of this first quarter amounted to 2,639.2 billion yen, an increase of 498.9 billion yen from the end of the previous fiscal year.

The equity ratio attributable to owners of the parent is 27.4%, an increase of 2.3 points from the end of the previous fiscal year.  The equity attributable to owners of the parent per share is 647.34 yen, a 39.30 yen decrease from the end of the previous fiscal year.  The net D/E ratio (net debt-equity ratio) is 0.86 (on a total-equity basis), an improvement of 0.11 points from the end of the previous fiscal year.

2.   The Corporate Group

As stated in “1. Qualitative Information regarding the Quarterly Results,” JX Holdings, Inc. integrated its business with TonenGeneral Sekiyu K.K. to become JXTG Holdings, Inc. on April 1, 2017.  Consequently, the number of major affiliated companies has increased in the energy segment.  The following is an illustration of the corporate group.

JXTG Holdings, Inc.

Energy

Core Operating Company JXTG Nippon Oil and Energy
Corporation Refining of petroleum, and processing and
marketing of petroleum products, as well as manufacturing
and marketing of petrochemicaland products, etc. JXTG Nippon
Oil and Energy Corporation Tonen Chemical Corporation
Kashima Oil Co., Ltd. Wakayama Petroleum Refining Co., Ltd.
NUC Corporation Kashima Aromatics Co., Ltd. JX Nippon ANCI
Corporation (asterisk)Osaka International Refining Co., Ltd.
Storage and transportation of crude oil and petroleum
products JX Nippon Oil and Energy Kiire Terminal Corporation
JX Ocean Co., Ltd. Nippon Global Tanker Co., Ltd.
(asterisk)Showa Nittan Corp. (asterisk)Japan Oil
Transportation Co., Ltd. Manufacturing and marketing of
petroleum products overseas JX Nippon Oil and Energy USA
Inc. JX Nippon Oil and Energy Asia Pte. Ltd. Investments in
and loans to coal mining and marketing companies JX Nippon
Oil and Energy (Australia) Pty. Ltd. Marketing of petroleum
products, etc. ENEOS Frontier Co., Ltd. ENEOS WING
Corporation Chuo Sekiyu Hanbai K.K. JX Retail Service
Corporation ENEOS Sun-Energy Corporation J-Quest Co., Ltd.
Marketing of liquefied petroleum gas (LPG) products ENEOS
GLOBE Corporation Japan Gas Energy Corporation Generation
and supply of electric power (asterisk)Kawasaki Natural Gas
Power Generation Co., Ltd. Investments in LNG development
companies Nippon Oil Finance (Netherlands) B.V. Marketing
and leasing business of automobile-related supplies and
goods JX Nippon Oil and Energy Trading Corporation

Oil and Natural Gas Exploration and Production

Core Operating Company JX Nippon Oil and Gas Exploration
Corporation Exploration, development, and production of oil
and natural gas JX Nippon Oil and Gas Exploration
Corporation Japan Vietnam Petroleum Co., Ltd. JX Nippon Oil
and Gas Exploration (Malaysia) Ltd. JX Nippon Oil and Gas
Exploration (Sarawak) Ltd. Nippon Oil Exploration (Berau)
Ltd. Nippon Oil Exploration (Myanmar) Ltd. JX Nippon
Exploration and Production (U.K.) Ltd. Mocal Energy Ltd.
Merlin Petroleum Company (asterisk)Abu Dhabi Oil Co., Ltd.
(asterisk)United Petroleum Development Co., Ltd.

Metals

Core Operating Company JX Nippon Mining and Metals
Corporation Manufacturing and marketing of non-ferrous metal products products and electronic materials, as well as
recycling of non-ferrous metals JX Nippon Mining and Metals
Corporation JX Metals Trading Co., Ltd. Manufacturing and
marketing of non-ferrous metal products Pan Pacific Copper
Co., Ltd. Hibi Kyodo Smelting Co., Ltd. (asterisk)LS-Nikko
Copper Inc. Development and exploration of non-ferrous metal resources, and investments in and loans to mines SCM Minera
Lumina Copper Chile (asterisk)Minera Los Pelambres
(asterisk)Japan Collahuasi Resources B.V. (asterisk)JECO
Corporation (asterisk)JECO 2 Ltd. Manufacturing and
marketing of electronic materials JX Nippon Mining and
Metals Philippines, Inc. Nippon Mining and Metals (Suzhou)
Co., Ltd. JX Metals Precision Technology Co., Ltd. JX Nippon
Mining and Metals USA, Inc. Manufacturing and marketing of
electronic materials, and collection of non-ferrous metal
raw materials for recycling Nikko Metals Taiwan Co., Ltd.
Recycling of non-ferrous metals, and industrial waste
treatment JX Nippon Environmental Services Co., Ltd.
Shipping of non-ferrous metal products, etc.
(asterisk)Nippon Marine Co., Ltd. Manufacturing and
marketing of titanium Toho Titanium Co., Ltd.

Other

Roadwork, civil engineering work, and design and
construction of petroleum-related equipment, etc. NIPPO
CORPORATION Dai Nippon Construction Co., Ltd. JX Engineering
Corporation Manufacturing and marketing of electric wires
and cables (asterisk)Tatsuta Electric Wire and Cable Co.,
Ltd. Land transportation (asterisk)Maruwn Corporation Sales
and purchase, leasing, and management of real estate JX
Nippon Real Estate Corporation Undertaking of
finance-related services JX Nippon Finance Corporation
Undertaking of accounting services, and salaries and
welfare-related services JX Nippon Business Services
Corporation Researching, studying, evaluating, designing and planning, and consulting services JX Nippon Research
Institute, Ltd.

The companies with an asterisk ((asterisk)) attached are
affiliates accounted for by the equity method, jointly
controlled businesses, and jointly controlled companies.

3.	Summary of Quarterly Consolidated Financial Statements and Major Explanatory Notes Thereto

(1)	Summary of Quarterly Consolidated Statements of Financial Position

(Millions of Yen)
	FY2016 (As of March 31, 2017)	1Q of FY2017 (As of June 30, 2017)
ASSETS
Current assets
Cash and cash equivalents	349,007	327,540
Trade and other receivables	1,060,884	1,014,328
Inventories	1,130,400	1,428,742
Other financial assets	46,289	59,842
Other current assets	105,450	108,763
Sub total	2,692,030	2,939,215
Assets held for sale	23,747	5,477
Total current assets	2,715,777	2,944,692

Non-current assets
Property, plant and equipment	2,988,736	3,586,731
Goodwill	17,061	177,216
Intangible assets	50,987	338,720
Investments accounted for using the equity method	392,269	407,314
Other financial assets	454,943	467,400
Other non-current assets	6,590	7,069
Deferred tax assets	166,529	131,452
Total non-current assets	4,077,115	5,115,902
Total assets	6,792,892	8,060,594

(Millions of Yen)
	FY2016 (As of March 31, 2017)	1Q of FY2017 (As of June 30, 2017)
LIABILITIES
Current liabilities
Trade and other payables	1,304,355	1,619,222
Bonds and borrowings	862,609	832,432
Income taxes payable	33,633	19,073
Other financial liabilities	19,941	18,859
Provisions	6,168	14,028
Other current liabilities	355,409	389,225
Sub total	2,582,115	2,892,839
Liabilities directly related to assets held for sale	16,423	1,016
Total current liabilities	2,598,538	2,893,855
Non-current liabilities
Bonds and borrowings	1,570,071	1,760,010
Liabilities for retirement benefits	133,096	292,420
Other financial liabilities	27,289	29,252
Provisions	141,702	145,140
Other non-current liabilities	79,266	93,369
Deferred tax liabilities	102,642	207,325
Total non-current liabilities	2,054,066	2,527,516
Total liabilities	4,652,604	5,421,371

EQUITY
Common stock	100,000	100,000
Capital surplus	751,556	1,252,956
Retained earnings	697,009	698,704
Treasury stock	(3,990)	(4,015)
Other components of equity	162,619	164,714
Total equity attributable to owners of the parent	1,707,194	2,212,359
Non-controlling interests	433,094	426,864
Total equity	2,140,288	2,639,223
TOTAL LIABILITIES AND EQUITY	6,792,892	8,060,594

(2)	Summary of Quarterly Consolidated Statements of Profit or Loss
and Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss
Summary of Quarterly Consolidated Statements of Profit or Loss
(Millions of Yen)
	1Q of FY2016 (From April 1, 2016 to June 30, 2016)	1Q of FY2017 (From April 1, 2017 to June 30, 2017)
Revenue	1,530,859	2,225,217
Cost of sales	1,351,195	2,013,526
Gross profit	179,664	211,691
Selling, general and administrative expenses	151,243	184,565
Share of profit of investments accounted for using the equity method	10,476	8,885
Other operating income	15,581	16,564
Other operating expenses	16,614	7,550
Operating profit	37,864	45,025
Finance income	12,474	1,125
Finance costs	6,396	8,105
Profit before tax	43,942	38,045
Income tax expense (benefit)	15,494	17,993
Profit	28,448	20,052

Profit attributable to:
Owners of the parent	26,349	19,012
Non-controlling interests	2,099	1,040
Profit	28,448	20,052

		(Yen)
Basic profit per share	10.60	5.56

Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss
(Millions of Yen)
	1Q of FY2016 (From April 1, 2016 to June 30, 2016)	1Q of FY2017 (From April 1, 2017 to June 30, 2017)
Profit	28,448	20,052

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(25,699)	2,620
Remeasurement gains on defined benefit plans	425	2,804
Shares of other comprehensive income (loss) of investments accounted for using the equity method	(169)	239
Total	(25,443)	5,663
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(79,816)	(2,213)
Changes in fair value of cash flow hedges	(2,643)	154
Shares of other comprehensive income (loss) of investments accounted for using the equity method	(15,356)	1,077
Total	(97,815)	(982)
Other comprehensive income (loss), net of tax	(123,258)	4,681
Total comprehensive income (loss)	(94,810)	24,733

Comprehensive income (loss) attributable to:
Owners of the parent	(78,532)	23,414
Non-controlling interests	(16,278)	1,319
Total comprehensive income (loss)	(94,810)	24,733

(3)	Summary of Quarterly Consolidated Statements of Changes in Equity

First Quarter of FY2016 (April 1, 2016 – June 30, 2016)
					(Millions of Yen)
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	Changes in fair value of cash flow hedges
Balance as of April 1, 2016	100,000	748,489	576,003	(3,959)	94,296	(24,699)
Profit	-	-	26,349	-	-	-
Other comprehensive income (loss)	-	-	-	-	(24,523)	(2,780)
Total comprehensive income (loss)	-	-	26,349	-	(24,523)	(2,780)
Purchase of treasury stock	-	-	-	(7)	-	-
Cash dividends	-	-	(19,918)	-	-	-
Acquisition of non-controlling interests	-	-	-	-	-	-
Transfer from other components of equity to retained earnings	-	-	303	-	149	-
Transfer from other components of equity to non-financial assets	-	-	-	-	-	1,865
Other	-	162	-	-	(5)	-
Total transactions with owners	-	162	(19,615)	(7)	144	1,865
Balance as of June 30, 2016	100,000	748,651	582,737	(3,966)	69,917	(25,614)

	Other components of equity
	Exchange differences on translation of foreign operations	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of April 1, 2016	92,947	-	162,544	1,583,077	444,930	2,028,007
Profit	-	-	-	26,349	2,099	28,448
Other comprehensive income (loss)	(78,030)	452	(104,881)	(104,881)	(18,377)	(123,258)
Total comprehensive income (loss)	(78,030)	452	(104,881)	(78,532)	(16,278)	(94,810)
Purchase of treasury stock	-	-	-	(7)	-	(7)
Cash dividends	-	-	-	(19,918)	(5,192)	(25,110)
Acquisition of non-controlling interests	-	-	-	-	2,201	2,201
Transfer from other components of equity to retained earnings	-	(452)	(303)	-	-	-
Transfer from other components of equity to non-financial assets	-	-	1,865	1,865	(720)	1,145
Other	(9)	-	(14)	148	(17)	131
Total transactions with owners	(9)	(452)	1,548	(17,912)	(3,728)	(21,640)
Balance as of June 30, 2016	14,908	-	59,211	1,486,633	424,924	1,911,557

First Quarter of FY2017 (April 1, 2017 – June 30, 2017)

					(Millions of Yen)
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	Changes in fair value of cash flow hedges
Balance as of April 1, 2017	100,000	751,556	697,009	(3,990)	114,729	(16,436)
Profit	-	-	19,012	-	-	-
Other comprehensive income (loss)	-	-	-	-	2,583	1,419
Total comprehensive income (loss)	-	-	19,012	-	2,583	1,419
Purchase of treasury stock	-	-	-	(25)	-	-
Cash dividends	-	-	(19,918)	-	-	-
Acquisition of non-controlling interests	-	-	-	-	-	-
Transfer from other components of equity to retained earnings	-	-	2,601	-	202	-
Transfer from other components of equity to non-financial assets	-	-	-	-	-	294
Changes due to business combination	-	501,389	-	-	-	-
Other	-	11	-	-	-	-
Total transactions with owners	-	501,400	(17,317)	(25)	202	294
Balance as of June 30, 2017	100,000	1,252,956	698,704	(4,015)	117,514	(14,723)

	Other components of equity
	Exchange differences on translation of foreign operations	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of April 1, 2017	64,326	-	162,619	1,707,194	433,094	2,140,288
Profit	-	-	-	19,012	1,040	20,052
Other comprehensive income (loss)	(2,403)	2,803	4,402	4,402	279	4,681
Total comprehensive income (loss)	(2,403)	2,803	4,402	23,414	1,319	24,733
Purchase of treasury stock	-	-	-	(25)	-	(25)
Cash dividends	-	-	-	(19,918)	(9,722)	(29,640)
Acquisition of non-controlling interests	-	-	-	-	2,458	2,458
Transfer from other components of equity to retained earnings	-	(2,803)	(2,601)	-	-	-
Transfer from other components of equity to non-financial assets	-	-	294	294	(285)	9
Changes due to business combination	-	-	-	501,389	-	501,389
Other	-	-	-	11	-	11
Total transactions with owners	-	(2,803)	(2,307)	481,751	(7,549)	474,202
Balance as of June 30, 2017	61,923	-	164,714	2,212,359	426,864	2,639,223

(4)	Explanatory Notes to the Summary of Quarterly Consolidated Financial Statements

(Notes on the Assumption of a Going Concern)
None

(Equity and Other Equity Items)
Through the share exchange implemented in the business integration with TonenGeneral Sekiyu K.K., 931,431 thousand shares of common stock were issued, and the capital surplus increased by 501,389 million yen.

(Segment Information)

Information on Revenue, Profit or Loss and Other Items from Each Reporting Segment
First Quarter of FY2016 (April 1, 2016 – June 30, 2016)

(Millions of yen)
	Energy	Oil and natural gas E&P	Metals	Total reporting segments	Other	Adjustments (Note 3)	Recorded amount on consolidated financial statements
Revenue
Revenue from external customers	1,208,281	26,737	203,282	1,438,300	92,559	-	1,530,859
Inter-segment revenue or transfers (Note 1)	2,736	-	563	3,299	8,928	(12,227)	-
Total	1,211,017	26,737	203,845	1,441,599	101,487	(12,227)	1,530,859
Segment profit (loss) (Note 2)	33,831	(9,409)	1,320	25,742	8,801	3,321	37,864
Finance income							12,474
Finance costs							6,396
Profit before tax							43,942
(Notes)	1.	Inter-reporting segment revenue or transfers are based on actual market prices.
2.	Segment profit (loss) is stated as operating profit in the summary of the quarterly consolidated statements of profit or loss.
3.
The segment profit adjustment of 3,321 million yen includes the net amount of 3,268 million yen, which is the income and expenses of the entire Company not allocated to the reporting segments or the “Other” category.

First Quarter of FY2017 (April 1, 2017 – June 30, 2017)

						(Millions of yen)
	Energy	Oil and natural gas E&P	Metals	Total reporting segments	Other	Adjustments (Note 3)	Recorded amount on consolidated financial statements
Revenue
Revenue from external customers	1,868,170	33,669	224,435	2,126,274	98,943	-	2,225,217
Inter-segment revenue or transfers (Note 1)	1,245	-	422	1,667	11,727	(13,394)	-
Total	1,869,415	33,669	224,857	2,127,941	110,670	(13,394)	2,225,217
Segment profit (loss) (Note 2)	22,473	3,118	8,256	33,847	7,697	3,481	45,025
Finance income							1,125
Finance costs							8,105
Profit before tax							38,045
(Notes)	1.	Inter-reporting segment revenue or transfers are based on actual market prices.
2.	Segment profit (loss) is stated as operating profit in the summary of the quarterly consolidated statements of profit or loss.
3.
The segment profit adjustment of 3,481 million yen includes the net amount of 3,604 million yen, which is the income and expenses of the entire Company not allocated to the reporting segments or the “Other” category.

Mainly due to the business integration with TonenGeneral Sekiyu K.K., in the “Energy” segment, compared with the end of the previous fiscal year, the assets and the liabilities increased by 1,150,232 million yen and 637,544 million yen, resulting in 5,058,149 million yen and 3,428,471 million yen, respectively.